Exhibit 8

Significant Subsidiaries of Amdocs Limited

List of the Subsidiaries*	Jurisdiction of Incorporation or Organization	Business Name
Amdocs Canadian Managed Services, Inc.	Canada	Amdocs Canadian Managed Services, Inc.
Amdocs Development Centre India LLP	India	Amdocs Development Centre India LLP
Amdocs Development Limited	Republic of Cyprus	Amdocs Development Limited
Amdocs, Inc.	State of Delaware, USA	Amdocs, Inc.
Amdocs International GmbH	Switzerland	Amdocs International GmbH
Amdocs (Israel) Ltd.	Israel	Amdocs (Israel) Ltd.
Amdocs Management Limited	United Kingdom	Amdocs Management Limited
Amdocs Software Systems Limited	Ireland	Amdocs Software Systems Limited
Amdocs (UK) Limited	United Kingdom	Amdocs (UK) Limited
Opis Investment Switzerland GmbH	Switzerland	Opis Investment Switzerland GmbH
Sypress, Inc.	State of Delaware, USA	Sypress, Inc.

*Each subsidiary listed is directly or indirectly wholly-owned by Amdocs Limited